Securities and Exchange Commission
Trading and Markets

FEB 11 2020

RECEIVED

19012247

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69809 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABEL/NOSER L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza, 6th Floor
(No. and Street)

| New York | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Sullivan 646-432-4012
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPAs, LLC
(Name – *if individual, state last, first, middle name*)

| 440 Park Avenue South, 4th Floor | New York | NY | 10016 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Matthew Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL/NOSER L.L.C., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN R. WURTHMANN
Notary Public, State of New York
Registration #01WU6346620
Qualified In Nassau County
Commission Expires Aug. 15, 2020

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABEL/NOSER, L.L.C.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2018

## Table of Contents

**CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Abel/Noser L.L.C.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Abel/Noser L.L.C. (the "Company") as of December 31, 2018 and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser L.L.C. as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Abel/Noser L.L.C.'s management. Our responsibility is to express an opinion on Abel/Noser L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Abel/Noser L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Emphasis of Matter

As further discussed in NOTE 4 to the financial statements, the Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-3 which requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over customer related debits, as defined. At December 31, 2018, and at various points during the year ended December 31, 2018, the Company was out of compliance with the required reserve. In addition, as further discussed in NOTE 9 to the financial statements, the Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined. At December 31, 2018, the Company was out of compliance with the required minimum net capital and related required minimum ratio. The outcome of any potential regulatory actions as a result of these noncompliance matters is not certain.

As discussed in NOTE 1 to the financial statements, Abel/Noser Holdings, L.L.C. (the "Parent') is committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

**Supplemental Information**

The supplemental information in Schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

MBAF CPAs, LLC

We served as Abel/Noser Corp.'s (a predecessor entity) auditor from 2006 to 2016. In 2016, the owners of Abel Noser Corp. sold all their assets to an unrelated third party, who formed a new broker dealer named Abel/Noser L.L.C. We have served as Abel/Noser L.L.C.'s auditor since the date of inception of October 24, 2016.

New York, NY
April 11, 2019

**ABEL/NOSER, L.L.C.**
**Statement of Financial Condition**
**December 31, 2018**

**ASSETS**

| | | |
|---|---|---|
| Receivable from clearing brokers | $ | 1,207,167 |
| Receivables - other | | 248,675 |
| Due from related parties | | 2,165,967 |
| Deposit at clearing broker | | 500,000 |
| Property and improvements, net | | 167,446 |
| Prepaid expenses | | 90,050 |
| | $ | 4,379,305 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| Cash overdraft | $ | 52,687 |
| Payable to customers | | 1,039,897 |
| Accounts payable, accrued expenses, and other liabilities | | 682,349 |
| | | 1,774,933 |
| Commitments and contingent liabilities (Notes 11 and 15) | | |
| Member's equity | | 2,604,372 |
| | $ | 4,379,305 |

The accompanying notes are an integral part of these financial statements

## ABEL/NOSER, L.L.C.
## Statement of Operations
## For the Year Ended December 31, 2018

| | |
|---|---|
| **Revenues** | |
| Net commissions | $ 9,863,439 |
| Other | 180,000 |
| | 10,043,439 |
| **Expenses** | |
| Employee compensation and benefits | 7,394,230 |
| Floor brokerage, exchange, and clearance fees | 1,895,057 |
| Communications and data processing | 1,688,945 |
| Information services | 332,187 |
| Occupancy costs | 523,795 |
| Other operating expenses | 534,134 |
| | 12,368,348 |
| Loss before provision for income taxes | (2,324,909) |
| Provision for income taxes | 25 |
| **Net loss** | $ (2,324,934) |

The accompanying notes are an integral part of these financial statements

**ABEL/NOSER, L.L.C.**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2018**

| | | |
|---|---|---|
| Beginning balance at January 1, 2018 | $ | 4,929,306 |
| **Increase (decrease)** | | |
| Net loss | | (2,324,934) |
| **Member's equity, December 31, 2018** | $ | 2,604,372 |

The accompanying notes are an integral part of these financial statements

**ABEL/NOSER, L.L.C.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2018**

| | | |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net loss | $ | (2,324,934) |
| Adjustments to reconcile net loss to cash used in operating activities: | | |
| Depreciation and amortization | | 39,764 |
| Decrease (Increase) in operating assets: | | |
| Receivable from clearing brokers | | (310,474) |
| Receivables - other, net | | 45,766 |
| Due from related parties | | 74,370 |
| Deposit at clearing broker | | (250,000) |
| Prepaid expenses | | (8,250) |
| (Decrease) increase in operating liabilities: | | |
| Cash overdraft | | 52,687 |
| Payable to customers | | 237,348 |
| Accounts payable, accrued expenses, and other liabilities | | (85,384) |
| Net cash used in operations | | (2,529,107) |
| **INVESTING ACTIVITIES** | | |
| Acquisitions of property and improvements | | (8,467) |
| Net cash used in investing activities | | (8,467) |
| Decrease in cash | | (2,537,574) |
| Cash, including amounts segregated under federal and other regulations - beginning of year | | 2,537,574 |
| Cash, including amounts segregated under federal and other regulations - end of year | $ | 0 |
| **SUPPLEMENTAL INFORMATION** | | |
| Cash paid during the year for income taxes | $ | 25 |

The accompanying notes are an integral part of these financial statements

**ABEL/NOSER, L.L.C.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2018**

## 1 - Organization and description of business

Abel/Noser, L.L.C. (the "Company") is a Delaware Limited Liability Company and is a wholly owned subsidiary of Abel/Noser Holdings, L.L.C. (the "Parent"). On October 24, 2016, the Parent purchased the assets and assumed payment of certain liabilities of Abel/Noser Corp. and Abel Noser Solutions, Ltd. The Parent funded and transferred the brokerage related assets and liabilities to the Company.

The Company is a discount brokerage firm primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission (SEC), a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

For the year ended December 31, 2018, the Company incurred a net loss of $2,324,934 and had a net capital deficit of $68,166 as of December 31, 2018. The Parent has committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

## 2 - Significant accounting policies

### Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

### Cash

Cash consists of demand deposits in commercial banks.

### Receivables-other

Management reviews the receivables monthly and has determined that an allowance for doubtful accounts is not necessary.

### Property and improvements

Property and improvements are recorded at cost less accumulated depreciation and amortization. Telecommunications equipment is depreciated over seven years, computer equipment is depreciated over five years and software is depreciated over three years; these categories of assets are depreciated using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. Maintenance and

**2 - Significant accounting policies** (continued)

**Property and improvements** (continued)
repairs are charged to expense as incurred; major improvements are capitalized. The Company periodically reviews long-lived assets and has determined that no impairments exist at December 31, 2018.

**Securities Transactions**
Revenue for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis (see Note 3).

**Net commissions**
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur (see Note 3). Commissions are reported net of customer credits related to commission recapture and soft dollar programs.

**Income taxes**
The Company is a single member limited liability company and is a disregarded entity for income tax purposes. The Company's income and deductions are included in the Parent's income tax returns. However, the Company is subject to certain state fees. The Parent Company has elected, for tax purposes, to be treated as a partnership. Accordingly it is not subject to federal and state income taxes. However, the Parent is subject to New York City Unincorporated Business tax on its income, including the income passed through from the Company. The Company calculates its city income tax expense as if it filed a separate return.

Income taxes are accounted for by the asset/liability approach in accordance with accounting standards. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from the differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total income taxes payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

Current and deferred tax provisions in financial statements include consideration of uncertain tax positions in accordance with accounting standards. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. When applicable, the Company classifies interest on underpayments of income tax as "Interest expense" and classifies penalties in connection with underpayments of tax as "Other operating expenses."

**2 - Significant accounting policies** (continued)

**Income taxes** (continued)
For the year ended December 31, 2018, the Company did not have any unrecognized tax benefits as a result of tax positions taken.

**Subsequent events**
Management has reviewed events through the date the financial statements were issued. There were no subsequent events that required disclosure.

**Government and other regulation**
The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

**Use of estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

**Clearing arrangements**
The Company has arrangements with clearing brokers to provide clearing services on behalf of its customers on a fully disclosed basis. All customer records are maintained by the clearing brokers. At December 31, 2018, the receivables from the brokers were $1,707,167, including deposits of $500,000 paid to two clearing brokers.

**Adopted Accounting Pronouncement**

**Revenue from Contracts with Customers**
In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standards update (ASU) on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from Generally Accepted Accounting Principles ("US GAAP"). The core principle of the principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective

**2 - Significant accounting policies** (continued)

**Revenue from Contracts with Customers** (continued)
method or a modified retrospective method of adoption. The Company adopted the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of the fiscal year 2018.

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. We adopted the new standard effective January 1, 2018, using the modified retrospective approach (See Note 3).

**Restricted Cash**
In November 2016, the FASB issued an accounting standards update which amends cash flow statement presentation of restricted cash. The update requires that amounts generally described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted the update retrospectively for fiscal year 2017. As a result of the adoption, changes in cash segregated under federal and other regulations in the statement of financial condition are now presented with changes in cash throughout the statement of cash flows.

**3- Revenue Recognition**

**Commissions**
Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody and trade administration services to customers. Acting as agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under the commission income consist of one performance obligation which is satisfied on the trade date. Trade execution performance obligation is satisfied at that point in time.

## 4 - Cash segregated under federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2018, the Company did not meet its requirement for the required reserve. In addition, the Company also had hindsight deficiencies at various points during the year ended December 31, 2018.

At December 31, 2018, the customer credit balances that required reserve were as follows:

| | |
|---|---|
| Commission recapture customers | $444,480 |
| Total | $444,480 |

These balances are recorded within Payable to customers of $1,039,897 in the accompanying Statement of Financial Condition as of December 31, 2018.

## 5 - Receivables – other

This is comprised of the following:

| | |
|---|---|
| Advances to customers | $ 234,149 |
| Receivable from broker/dealer | 14,526 |
| Total | $ 248,675 |

## 6 - Property and improvements, net

This is comprised of the following:

| | |
|---|---|
| Computer equipment and software | $ 82,972 |
| Telecommunications equipment | 48,123 |
| Office furniture | 8,467 |
| Leasehold improvements | 112,371 |
| | 251,933 |
| Less - accumulated depreciation and amortization | (84,487) |
| Net | $ 167,446 |

Depreciation and amortization for the year ended December 31, 2018 was $39,764 and is recorded within Occupancy costs on the Statement of Operations.

## 7 - Payable to customers

This balance represents customer related credits arising from commission recapture and soft dollar programs totaling $1,039,897.

## 8 - Accounts payable, accrued expenses, and other liabilities

This is comprised of the following:

| | |
|---|---|
| Trade payables | $ 245,336 |
| Accrued salaries, commissions and bonuses | 265,639 |
| Other payables | 171,374 |
| Total | $ 682,349 |

## 9 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company had a net capital deficit of $68,166, which was $318,166 less than the required $250,000. The Company also did not meet its required 15 to 1 ratio of Aggregate Indebtedness to Capital.

## 10 - Related party transactions

The Company has entered into expense sharing agreements with the Parent and Abel/Noser Solutions L.L.C. (AN Solutions), a related party through common ownership.

The Company provides financial services to AN Solutions, which include payroll processing, accounts payable and accounts receivable processing and collection, monthly financial statements and general accounting and bookkeeping support. The Company charged AN Solutions $180,000 for the year ended December 31, 2018 which is included in other revenues on the Statement of Operations.

AN Solutions provides technology services to the Company. These services include the maintenance of the day to day infrastructure, Help Desk support as well as other computer related services. For the year ended December 31, 2018, AN Solutions charged the Company $520,000, which is included in Communications and data processing on the Statement of Operations. At December 31, 2018 the Company advanced AN Solutions $659,393 which is included in Due from related parties on the Statement of Financial Condition.

**10 - Related party transactions** (continued)

The Company sublets its office space from the Parent. Rent is calculated based on the square footage of the space occupied by the Company. For the year ended December 31, 2018, the Parent charged the Company $421,200 for rent and utilities, which are included in Occupancy costs on the Statement of Operations. In addition, the Parent provides the Company with Human Resources support as well as business oversight. For the year ended December 31, 2018, the Parent charged the Company $1,266,000 for services, which is included in Employee compensation and benefits on the Statement of Operations. At December 31, 2018, the Company advanced the Parent $1,506,574 which is included in Due from related parties on the Statement of Financial Condition.

**11 - Commitments and contingencies**

In the ordinary course of business, the Company enters into commitments and contracts with customers and vendors.

The Company is exposed to various asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

**12 - Retirement savings plan**

All employees of the Company are eligible to participate in the Abel/Noser L.L.C. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

**13 - Concentration of credit risk**

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

Net Commissions generated by one of the Company's customers for the year ended December 31, 2018 were approximately $1,711,000 or 17% of the net commissions, net commissions generated by another customer were $1,077,000 or 11% of the net commissions and net commissions generated by another customer were $1,048,000 or 11% of the net commissions.

**14 - Income taxes**

In applying the separate-return approach the Company determined that it would have a New York City net operating loss carryforward of approximately $5,255,000. The carryforward creates a deferred tax asset of approximately $210,000. Since it is uncertain whether the benefit of the net operating loss will be utilized, a valuation allowance has been established for the full amount of the deferred tax asset related to this operating loss. The deferred tax asset as well as the valuation allowance increased by $92,000 during the year ended December 31, 2018. The deferred tax asset as well as the valuation allowance could be reduced if estimates of future benefits, based upon subsequent available evidence, can be deemed to be attainable to enable the Company to realize the value of the underlying asset.

Income tax expense for the year ended December 31, 2018 was $25 and is reported on the Statement of operations.

**15 - Off Balance - Sheet Credit Risk**

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company maintains credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since pursuant to the clearing agreements, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk of changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2018.

**ABEL/NOSER, L.L.C.**
**Schedule I**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2018**

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total member's equity | | $ 2,604,372 |
| Deductions and/or charges: Non-allowable assets | | |
| Property and improvements, net | $ 167,446 | |
| Receivables - other | 248,675 | |
| Due from related party | 2,165,967 | |
| Prepaid expenses | 90,050 | |
| Petty cash | 400 | 2,672,538 |
| Net capital (deficit) | | $ (68,166) |
| **AGGREGATE INDEBTEDNESS** | | |
| Cash overdraft | | $ 52,687 |
| Payable to customers | | 1,039,897 |
| Accounts payable, accrued expenses, and other liabilities | | 682,349 |
| Total aggregate indebtedness | | $ 1,774,933 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required, at 6 2/3% of aggregate indebtedness | | $ 118,329 |
| Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule | | $ 250,000 |
| Greater of the two minimum requirement amounts above | | $ 250,000 |
| Net capital (deficit) | | $ (68,166) |
| Net Capital Deficit | | $ (318,166) |
| Ratio: Aggregate indebtedness to net capital | | (26.04) |

See report of independent registered public accounting firm.

## ABEL/NOSER, L.L.C.
### Schedule II
### Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to the Company's Corresponding Unaudited Form X-17A-5, Part II Filing
### As of December 31, 2018

Differences exist between the computation in Schedule I and the computation included in the Company's unaudited Focus Report, Form X-17 A-5, Part II filing.

(1) The Company erroneously included non-allowable assets in its unaudited Focus report Totaling $288,675 at December 31, 2018.
(2) There were audit adjustments recorded in 2018 which decreased net capital by $92,998.

| | | |
|---|---|---|
| Net capital per unaudited Focus report | $ | 313,507 |
| Less: non-allowable assets erroneously included in FOCUS report | | (288,675) |
| Less: net capital decrease per 2018 audit adjustments | | (92,998) |
| Net Capital per Schedule I computation | $ | (68,166) |

The difference caused the Company's net capital, as adjusted, to be below the required $250,000.

MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Member
of Abel/Noser L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report of Abel/Noser L.L.C., in which (1) Abel/Noser L.L.C. identified the following provision of 17 C.F.R. §15c3-3(k) under which Abel/Noser L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provision") and (2) Abel/Noser L.L.C. stated that Abel/Noser L.L.C. met the identified exemption provision throughout the most recent year ended December 31, 2018 except as described in its Exemption Report. Abel/Noser L.L.C.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abel/Noser L.L.C.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MBAF CPAs, LLC
New York, NY
April 11, 2019

**Exemption Report of Abel/Noser, L.L.C.**

Abel/Noser, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent year ended December 31, 2018 except in four instances – on June 30, 2018, September 30, 2018, October 31, 2018 and December 31, 2018, whereby the Company did not maintain on deposit an excess, in a segregated account, of certain customer related credits over customer related debits, as defined. The Company has at all times met all of its customer payable obligations in a timely fashion.

The Company has taken corrective action to rectify the deficiency and to prevent this situation from reoccurring in the future.

Abel/Noser, L.L.C.

I, Matthew Sullivan, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct

Matthew D. [signature]

Matthew Sullivan, CFO
April 11, 2019

**ABEL/NOSER, L.L.C.**
**Statement on Exemption from Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities And Exchange Commission**
**As of December 31, 2018**

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is exempt from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

17 C.F.R. § 240.15c3-3 (k)(2)(i) exempts broker-dealers who carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker or dealer, do not otherwise hold funds or securities for or owe securities to customers and effecuate all financial transactions between the broker or dealer and its customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers."

**MBAF**

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member
of Abel/Noser L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Abel/Noser L.L.C. (the "Company") and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Abel/Noser L.L.C.'s management is responsible for Abel/Noser L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the following differences:
   - Total clearance charges paid to other SIPC members reported on Form SIPC-7 line 2c(3) was $0 while the actual clearance charges per focus reports and audited financial statements was $1,776,802. This difference translates to an overpayment in the General Assessment of $2,665;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY

April 11, 2019